Ivanhoe Energy Inc.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, BC Canada V6C 3E1
Tel (604) 688-8323	Fax (604) 682-6728

November 26, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ivanhoe Energy Inc.
10-K for the year ended December 31, 2006
File No. 000-30586

Attention:	Mr. Karl Hiller
Branch Chief

Dear Sirs/Mesdames;

We refer to the comment letter dated October 22, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) filed by Ivanhoe Energy Inc. (the “Company” or “Ivanhoe”).

The responses to the Staff’s comments are provided below in the order in which the comments were set out in the October 22, 2007 letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses of Ivanhoe. Page references below are to the 2006 Form 10-K as submitted in electronic form on EDGAR. Except as otherwise specifically indicated all references in this letter to “$” are to U.S. dollars.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	We understand from your response to prior comments that you would prefer to limit your compliance to future filings. We are considering your request.

Thank you and we will await the results of your assessment.

Financial Statements

Consolidated Statements of Cash Flow, page 44

2.	We note that you have not complied with prior comment 3, in which we asked you to explain how the amounts you identify as non-cash changes in working capital items within the investing cash flow activities section, represent actual changes in you cash balances during the period. Please clarify which particular line items are being offset with these amounts. If you are not able to show correlation, a correction of your U.S. GAAP reconciliation note may be necessary. We reissue prior comment 3.

To further clarify our original response, we wish to advise that no line items within the statements of cash flow are being offset by the items shown in Note 16 on page 64 of the Form 10-K and all line items shown in the statements of cash flow have been shown at their gross amounts. For example, there will be expenditures for capital projects which are made over the course of the reporting period, some of which relate to accounts payable from the prior year and some of which are not paid at the end of the period, and this fact would be reflected in the disclosure in Note 16. In addition, there would be expenditures for capital projects which relate to joint interest projects which are receivable from partners, and again this fact would be reflected in the disclosure in Note 16.

The disclosure shown in Note 16 provides additional information for the two line items shown on the face of the statement of cash flows. We have separated the item “Changes in non-cash working capital items” as shown in the statements of cash flow and in Note 16 between those changes in accounts receivable, prepaid and other current assets and accounts payable and accrued liabilities that can be separately identified as arising from operating activities as distinct from those arising from investing activities.

We believe that, for example, showing gross capital expenditures on an accrual basis, plus or minus the working capital change provides enhanced, relevant and useful disclosure for the reader. As noted in our original response, this presentation is derived from our interpretation of paragraphs 12 and 13 of Canadian Institute of Chartered Accountants Handbook Section 1540 and paragraph 29 of Statement of Financial Accounting Standard No. 95. The guidance indicates that companies may present the statement of cash flows under GAAP in a manner most appropriate to its business. In our case, this presentation is based on the fact that our business is capital intensive and significant portions of the non-cash working capital are capital transactions and therefore classified within cash flows from investing activities. We believe that this is the most appropriate manner to present the investing cash flow activity and that this presentation is consistent with other companies in our industry.

Note 19 – Additional Disclosures Required under U.S. GAAP, page 64

Oil and Gas Properties and Investments, page 70

3.

We have read the disclosure you proposed in response to prior comment 4, regarding your full-cost ceiling impairment testing methodology. Please further expand your disclosure to discuss how you handle the costs of properties not being amortized in conducting your ceiling test for U.S. GAAP purposes, while differentiating between proved and unproved properties in this category, as requested in prior comment 4.

In response the Staff’s comment, we will further revise our U.S. GAAP reconciliation footnote in future filings as follows:

“In the ceiling test evaluation for U.S. GAAP purposes, the Company limits, on a country-by-country basis, the capitalized costs of oil and gas properties, net of accumulated DD&A and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves using period end, non-escalated prices and costs, discounted to present value at 10% per annum, net of related tax effects, plus the cost of properties not being amortized (eg major development projects) and the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged as a provision for impairment. Unproved properties and major development projects are assessed on a quarterly basis for possible impairments or reductions in value. If a reduction in value has occurred, the impairment is transferred to the carrying value of proved oil and gas properties.”

Engineering Comments

Oil and Gas Properties, page 7

1.

We have reviewed your response to prior comment 8 of our letter dated August 17, 2007, regarding information about your principal properties. Although you have disclosed production volumes for your principal properties on page 22, disclosure about reserves, nature of your interest, location or development for the individual properties which comprise you principal properties is also required, as indicated in Instruction 3 under Item 102 of Regulation S-K. Further, if individual properties are of major significance, provide more detailed information than indicated above, including maps of those properties. Please revise your document as necessary.

We respectfully advise that as noted in our earlier response, the Company only has three principal producing properties being the South Midway and the Spraberry projects which are located in California and Texas respectively as disclosed on Page 7 and the Dagang oilfield in China, which is disclosed on Page 8. More than 97 percent of the reserve quantities and values disclosed on Page 11 are derived from these three fields. The nature of our interest, location and development history and our planned program, as well as current levels of production for the California and Texas assets are discussed on Page 7 and the Dagang oilfield is discussed on Page 8. We believe that this level of disclosure is appropriate given that there are no other oil and gas assets of any significance and that it satisfies the requirements of Instruction 3 under Item 102 of Regulation S-K.

Supplementary Disclosures About Oil and Gas Production Activities (Unaudited), page 73

2.

We have reviewed your response to prior comment 9 of our letter dated August 17, 2007, concerning the change in your China oil reserves in 2005, reflected in the revisions of previous estimates line item. Please describe the nature of any other engineering and geological data associated with your China project, besides the log data from drilled wells, that led you to conclude that the oil and gas volumes you disclosed in 2003 and 2004 met the definition of proved reserves in Rule 4-10(a) of Regulation S-X.

The oil and gas reserves reported by the Company and included as part of the reserve reports as prepared by our independent reserve evaluators for the years 2003 and 2004 were based on production results for wells drilled in our pilot program on two of the six blocks contained in the Dagang project and from existing PetroChina Company Ltd.

wellbores that were re-entered, re-completed and placed on production. There were over 80 wells drilled on the Blocks, all were logged, but many were not production tested. Production and log data from the new wells drilled as part of the pilot program and production data from the re-entered wells along with the interpretation of the logs of these older wells, by analogy, indicated that there was considerable potential for a large development, and that new wells drilled offsetting older wells drilled by PetroChina would be productive. While this in general was the case, there was discovered during the initial development phase a lack of continuity in the reservoir sands in the two blocks that contained much of the potential, and also changes in the porosity and permeability of the reservoir as interpreted from the original logs. This new information that resulted from the initial development drilling resulted in a review of the potential scope of the overall project. Following this review, two of the blocks were relinquished at the end of 2005 and the number of proposed new wells in two of the three largest developable blocks was reduced. The Block that contained most of the pilot wells was fully developed as originally proposed and the sixth block was relinquished in July, 2007.

__________________________________________

In connection with the foregoing, the Company represents and acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its 2006 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any further questions you may have and to provide whatever additional information you may request. I can be reached at (604) 331-9817 and by fax (604) 688-7168.

Yours truly,

/s/ W. G. Lancaster

W. G. Lancaster

Chief Financial Officer

Cc:	Ms. Lily Dang

Mr. James Murphy